UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Pure Biofuels Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

74621R104
(CUSIP Number)
Plainfield Asset Management LLC 333 Ludlow Street Stamford, CT 06902 Attention: General Counsel Telephone: (203) 302-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Plainfield Special Situations Master Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6,	Citizenship or Place of Organization Cayman Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0% (1)

14.	Type of Reporting Person (See Instructions): CO, HC

(1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Plainfield Peru I LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0%

14.	Type of Reporting Person (See Instructions): OO

 (1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.  See Item 5.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Plainfield Peru II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0%

14.	Type of Reporting Person (See Instructions): OO

(1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.  See Item 5.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Plainfield Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0%

14.	Type of Reporting Person (See Instructions): IA, OO

(1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.  See Item 5.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Max Holmes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0%

14.	Type of Reporting Person (See Instructions): IN

(1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.  See Item 5.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 11 (this “Amendment”) amends certain information in the statement on Schedule 13D, initially filed on September 21, 2007 by the Reporting Persons, as amended by Amendment No. 1 filed on January 31, 2008, Amendment No. 2 filed on April 3, 2008, Amendment No. 3 filed on August 6, 2008, Amendment No. 4 filed on November 7, 2008, Amendment No. 5 filed on December 11, 2008, Amendment No. 6 filed on March 17, 2009, Amendment No. 7 filed on April 2, 2009, Amendment No. 8 filed on April 13, 2009, Amendment No. 9 filed on July 24, 2009, and Amendment No. 10 filed on June 11, 2010 (as amended, the “Initial Statement”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Pure Biofuels Corp. (the “Issuer”), which has its principal executive office at 3811 Shadow Trace Circle, Houston, TX.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement.  All capitalized terms used herein shall have the meanings given to them in the Initial Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(c); (f) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempted company (“Master Fund”); (ii) Plainfield Peru I LLC, a Delaware limited liability company (“Peru I”); (iii) Plainfield Peru II LLC, a Delaware limited liability company (“Peru II”); (iv) Plainfield Asset Management LLC, a Delaware limited liability company (“Asset Management”); and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act.

The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is incorporated herein by reference to Exhibit 2 of the Initial Statement.

Set forth below is certain information relating to each of the Reporting Persons:

(1) Plainfield Special Situations Master Fund Limited

Master Fund is a Cayman Islands exempt company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The Manager of Master Fund is Asset Management.  The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the “Master Fund Directors”).  Max Holmes and David Bree are each citizens of the United States of America.  Aldo Ghisletta is a citizen of Switzerland.

(2) Plainfield Peru I LLC

Peru I is a Delaware limited liability company. The principal activity of Peru I is to hold investments in the Issuer. The principal business address of Peru I is 333 Ludlow Street, Stamford, CT 06902. The sole member of Peru I is Master Fund.

(3) Plainfield Peru II LLC

Peru II is a Delaware limited liability company. The principal activity of Peru II is to hold investments in the Issuer. The principal business address of Peru I is 333 Ludlow Street, Stamford, CT 06902. The sole member of Peru II is Master Fund.

(4) Plainfield Asset Management LLC

Asset Management is a Delaware limited liability company.  The principal activity of Asset Management is to serve as a registered investment adviser.  The principal business address of Asset Management is 333 Ludlow Street, Stamford, CT 06902.  The managing member and chief investment officer of Asset Management is Max Holmes.  Asset Management disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

(5) Max Holmes

Max Holmes is a citizen of the United States of America.  The business address of Max Holmes is 333 Ludlow Street, Stamford, CT 06902.  Max Holmes is the chief investment officer of Asset Management. Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

(d); (e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On the maturity date of the June 2010 Promissory Note, the Issuer did not pay the principal amount of the June 2010 Promissory Note. Peru I is currently evaluating its options with respect to enforcing its rights and remedies under the June 2010 Promissory Note.

On December 29, 2010, Peru II loaned $162,172 to Pure Biofuels de Peru S.A.C., a wholly owned subsidiary of the Issuer (“Biofuels de Peru”), evidenced by a promissory note in the principal amount of $162,172 (the “December 2010 Promissory Note”) at an annual interest rate of 8.5%.  The terms of the December 2010 Promissory Note provided that the principal amount due thereunder matured and became payable on January 29, 2011.    On the maturity date of the December 2010 Promissory Note, Biofuels de Peru did not pay the principal amount.

On February 7, 2011, Biofuels de Peru executed an Amended and Restated Promissory Note in the original principal amount of $293,359.01 (the “Amended and Restated December 2010 Promissory Note”) at an annual interest rate of 8.5% which amended and replaced in its entirety the December 2010 Promissory Note.  The Amended and Restated December 2010 Promissory Note is due and payable on May 7, 2011.

On February 2, 2011, Peru I loaned $700,000 to Biofuels de Peru at an annual interest rate of 8.5%, evidenced by a promissory note in the principal amount of $700,000 (the “February 2011 Promissory Note”).  The February 2011 Promissory Note is due and payable on August 2, 2011.

The foregoing summary of the December 2010 Promissory Note, the February 2011 Promissory Note and the Amended and Restated December 2010 Promissory Note does not purport to be complete and is qualified in its entirety by reference to the December 2010 Promissory Note, the February 2011 Promissory Note and the Amended and Restated December 2010 Promissory Note attached as Exhibit 28, Exhibit 29, and Exhibit 30 hereto, respectively, and incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following language in the appropriate chronological location within Item 4:

On October 2, 2008, Eric Reehl resigned as a director of the Issuer.  On October 28, 2008, pursuant to the provisions of the Amended Stockholders Agreement, Laurence N. Charney was elected as a director of the Issuer as a designee of Peru I and Peru II.  At the time of his appointment, Mr. Charney was a Senior Adviser to Asset Management. The resignation and appointment reported in this paragraph were previously reported by the Issuer in an 8-K filing.

Prior to February 16, 2010, the Issuer and Peru I and Peru II agreed that Chris Tewell would no longer be considered a designee of Peru I and Peru II although Mr. Tewell would remain a director of the Issuer.  On February 16, 2010, pursuant to the provisions of the Amended Stockholders Agreement, each of Michael S. Johnson and Panagiotis Ninios was elected as a director of the Issuer as a designee of Peru I and Peru II. The appointments reported in this paragraph were previously reported by the Issuer in an 8-K filing.

Effective May 10, 2010, Laurence N. Charney resigned as a director of the Issuer.  Effective July 13, 2010, Michael S. Johnson resigned as a director of the Issuer.  On September 2, 2010, pursuant to the provisions of the Amended Stockholders Agreement, Ahmad Al-Sati was elected as a new director of the Issuer as a designee of Peru I and Peru II. The resignations and appointment reported in this paragraph were previously reported by the Issuer in an 8-K filing.

The terms of the June 2010 Promissory Note provided that, if the June 2010 Promissory Note was not paid on September 4, 2010, the Issuer was required to grant Peru I warrants to purchase an additional 1,157,894,737 shares of Common Stock of the Issuer.   On the maturity date of the June 2010 Promissory Note, the Issuer did not pay the principal amount. Peru I is currently evaluating its options with respect to enforcing its rights and remedies under the June 2010 Promissory Note.

On November 22, 2010, pursuant to the provisions of the Amended Stockholders Agreement, Jay R. Troger was elected as a new director of the Issuer as a designee of Peru I and Peru II. The appointment reported in this paragraph was previously reported by the Issuer in an 8-K filing.

On December 29, 2010, Peru II loaned $162,172 to Biofuels de Peru, evidenced by the December 2010 Promissory Note.  On February 7, 2011, Biofuels de Peru executed the Amended and Restated December 2010 Promissory Note in the original principal amount of $293,359.01.  The Amended and Restated December 2010 Promissory Note amended and replaced in its entirety the December 2010 Promissory Note.

On February 2, 2011, Peru I loaned $700,000 to Biofuels de Peru, as evidenced by the February 2011 Promissory Note.

The Reporting Persons intend to monitor the Issuer’s business, trading performance, operating results, financial position and prospects and may modify their plans in the future.  The Reporting Persons also intend to continuously review their rights and options with respect to the other debt and equity securities of the Issuer in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances.

Other than as set forth in this Item 4, the Reporting Persons have no plans or proposals with respect to the Issuer or any securities of the Issuer which relate to or would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)  Any action similar to any of those enumerated above.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

1. Limited Power of Attorney is incorporated by reference to Exhibit 1 of the Initial Statement.

2. Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes is incorporated by reference to Exhibit 2 of the Initial Statement.

3. Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein is incorporated by reference to Exhibit 3 of the Initial Statement.

4. Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta is incorporated by reference to Exhibit 4 of the Initial Statement.

5. Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer is incorporated by reference to Exhibit 5 of the Initial Statement.

6. $10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 6 of the Initial Statement.

7. Stock Purchase Warrant issued to Peru II by the Issuer, dated September 12, 2007 is incorporated by reference to Exhibit 7 of the Initial Statement.

8. Stock Purchase Warrant exercisable into 122,605 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 8 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

9. Stock Purchase Warrant exercisable into 2,166,667 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 9 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

10. Amended and Restated Stockholders Agreement, dated as of March 26, 2008, by and among the Issuer, Luis Goyzueta, Peru I and Peru II is incorporated by reference to Exhibit 10 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

11. First Amendment to Securities Purchase Agreement, dated as of March 26, 2008, by and among the Issuer, Peru I and Peru II is incorporated by reference to Exhibit 11 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

12. $5,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 12 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

13. First Amendment to Amended and Restated Bylaws of the Issuer, dated as of March 26, 2008 is incorporated by reference to Exhibit 13 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

14. Agreement, dated as of March 13, 2008, by the Issuer and the Borrowers is incorporated by reference to Exhibit 14 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

15. Warrant Exchange Agreement, dated as of August 5, 2008, by and between the Issuer and Peru II is incorporated by reference to Exhibit 15 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

16. Second Amendment to Loan Documents, dated as of April 18, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto is incorporated by reference to Exhibit 16 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

17. Second Amendment to Securities Purchase Agreement, dated as of November 4, 2008, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 17 of Amendment No. 4 to the Initial Statement, dated November 4, 2008.

18. Third Amendment to Loan Documents, dated as of November 4, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto, is incorporated by reference to Exhibit 18 of Amendment No. 4 to the Initial Statement, dated November 4, 2008.

19. Letter Agreement, dated as of December 4, 2008, among the Issuer, FDS Corporation S.A, Trimarine Corporation S.A. and Peru I is incorporated by reference to Exhibit 19 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

20. $500,000 Promissory Note issued by the Issuer to Peru I, dated December 4, 2008, is incorporated by reference to Exhibit 20 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

21. Stock Purchase Warrant exercisable into 3,333,333 shares of Common Stock, issued to Peru I by the Issuer, dated December 4, 2008, is incorporated by reference to Exhibit 21 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

22. Third Amendment to Securities Purchase Agreement, dated as of March 10, 2009, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 22 of Amendment No. 6 to the Initial Statement, dated March 15, 2009.

23. Fourth Amendment to Securities Purchase Agreement, dated as of March 27, 2009, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 23 of Amendment No. 7 to the Initial Statement, dated March 27, 2009.

24. Stock Purchase Warrant exercisable into 13,333,333 shares of Common Stock, issued to Peru I by the Issuer, dated April 8, 2009, is incorporated by reference to Exhibit 24 of Amendment No. 8 to the Initial Statement, dated April 13, 2009.

25. Fifth Amendment to Securities Purchase Agreement, dated as of July 16, 2009, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 25 of Amendment No. 9 to the Initial Statement, dated July 24, 2009.

26. $4,400,000 Promissory Note issued by the Issuer to Peru I, dated June 4, 2010, is incorporated by reference to Exhibit 26 of Amendment No. 10 to the Initial Statement, dated June 11, 2010.

27. Stock Purchase Warrant exercisable into 173,684,211 shares of Common Stock, issued to Peru I by the Issuer, dated June 4, 2010, is incorporated by reference to Exhibit 27 of Amendment No. 10 to the Initial Statement, dated June 11, 2010.

28. Promissory Note, dated December 29, 2010, in the original principal amount of $162,172 issued to Peru II by Biofuels de Peru.

29. Promissory Note, dated February 2, 2011, in the original principal amount of $700,000.00 issued to Peru I by Biofuels de Peru.

30. Amended and Restated Promissory Note, dated February 7, 2011, in the original principal amount of $293,359.01 issued to Peru II by Biofuels de Peru.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD PERU I LLC

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
General Counsel, Managing Director and Secretary

PLAINFIELD PERU II LLC

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
General Counsel, Managing Director and Secretary

PLAINFIELD ASSET MANAGEMENT LLC

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
General Counsel

MAX HOLMES

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

 *Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.